NO ACT

D.C.
PE
10-9-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

October 9, 2007

Via Facsimile and First Class Mail

Andrew A. Bernstein, Esq.
Cleary Gottlieb Steen & Hamilton LLP
41 Avenue de Friedland
75008 Paris, France

Re: Natixis S.A., Banque Fédérale des Banques Populaires
and Caisse National des Caisses d'Epargne
No-Action Request dated October 9, 2007



Dear Mr. Bernstein:

We are responding to your letter dated October 9, 2007 addressed to Brian V. Breheny and Celeste M. Murphy, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter has the same meaning as set forth in your October 9, 2007 letter, unless we indicate otherwise.

The Division of Corporation Finance will not recommend enforcement action to the Commission if the Requesting Parties and the Regulated Subsidiaries report beneficial ownership on Schedule 13G under those circumstances in which they could so report if they were entities of the type identified in Rule 13d-1(b)(1)(ii) under the Securities Exchange Act of 1934.

The foregoing no-action position taken under Rule 13d-1(b)(1)(ii) is based solely upon the facts described and the representations made in your letter. In particular, we note your representations regarding the comparability of the relevant foreign laws that govern Requesting Parties and the Regulated Subsidiaries and the US laws governing entities of the type listed in Rule 13d-1(b)(1)(ii). We also note your undertaking to furnish upon request the information that would be required by Schedule 13D.

Any change in the facts described and representations made in your letter may change our conclusion. This letter only expresses our position on enforcement action. It does not express any legal conclusions, including, but not limited to, any legal conclusion on the questions presented or the information required to be disclosed on any Schedule 13G filed by the Requesting Parties or the Regulated Subsidiaries.

Sincerely,



Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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ROGER J. BENRUBI
SENIOR COUNSEL
JEAN-MICHEL TRON
ANCIEN MEMBRE DU
CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE
ANNE-SOPHIE COUSTEL
SOPHIE DE BEER
CLAUDIA ANNACKER
SERGIO SORINAS-JIMENO
COUNSEL

October 9, 2007

Writer's Direct Dial: (33) 140-74-6860
E-Mail: abernstein@cgsh.com

Mr. Brian V. Breheny
Ms. Celeste Murphy
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

VIA EMAIL AND COURIER

Re: Request to Report on Schedule 13G rather than Schedule 13D as Required by the Rules Promulgated under Section 13(d) of the Securities Exchange Act of 1934

Dear Mr. Breheny and Ms. Murphy:

We are writing on behalf of Natixis S.A. and its principal shareholders, Banque Fédérale des Banques Populaires ("BFBP") and Caisse Nationale des Caisses d'Epargne ("CNCE", and together with Natixis and BFBP, the "Requesting Parties") to request assurance that the Division of Corporation Finance will not recommend enforcement action by the Securities and Exchange Commission (the "Commission") if the Requesting Parties and certain of their subsidiaries identified and described herein report beneficial ownership of registered equity securities, as required by the rules promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Schedule 13G rather than on Schedule 13D under those circumstances in which such ownership could be so reported if the Requesting Parties or such subsidiaries were entities of the type listed in Rule 13d-1(b)(1)(ii) under the Exchange Act.

This "no-action" position is being sought only with respect to instances in which investments are made in the ordinary course of business and not with the purpose or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

A. The Requesting Parties

The Requesting Parties are all French banks that are subject to the regulatory system described below in this letter. Natixis is jointly controlled by BFBP and CNCE. The remainder of this section describes the organizational structure of the Requesting Parties and their affiliates, as well as each of the Requesting Parties individually.

1. Organizational Structure

Natixis is the result of the November 17, 2006 combination of a number of entities that were for the most part previously wholly- or majority-owned by BFBP or CNCE. The combination transaction was followed by a sale of Natixis shares by BFBP and CNCE in a public offering in France, and an international institutional offering. Following these transactions, each of BFBP and CNCE owns 34.44% of the shares of Natixis, and the remainder is held by the public and group employees.

Each of BFBP and CNCE is the "central body" of a French mutual banking group – the Banque Populaire group (in the case of BFBP), and the Caisse d'Epargne group (in the case of CNCE). The Staff has previously seen a description of a French mutual banking group in Credit Agricole S.A. (publicly available April 4, 2005).

Each of the Banque Populaire group and the Caisse d'Epargne group has a structure that is similar to that of the Crédit Agricole Group – the bank that constitutes the "central body" (BFBP or CNCE) is owned by a group of regional banks that are themselves owned by cooperative shareholders (mainly customers). The "central body" coordinates policies and exercises certain supervisory functions with respect to the regional banks pursuant to French law, and it also owns a number of specialized subsidiaries such as insurance companies, asset management companies and specialized financing companies.

Natixis is one of the specialized subsidiaries of the two groups. It is jointly controlled by the two central bodies (BFBP and CNCE), rather than being controlled by a single central body. Natixis specializes in corporate and investment banking, and it owns a number of other specialized subsidiaries, as well as 20% non-voting interests in the regional banks (in the form of cooperative investment certificates or "CCI"), which Natixis accounts for under the equity method.

The following diagram provides a simplified illustration of the Banque Populaire group, the Caisse d'Epargne group and the position of Natixis in the two groups.


3.2 million cooperative shareholders
BPR
BPR
BPR
20% CCI
99.46%
BFBP
(Central Body)
34.44%
3.2 million cooperative shareholders
CEP
CEP
CEP
20% CCI
100%
CNCE
(Central Body)
34.44%
Natixis
Float >32%

2. Natixis

The Natixis group is the fourth largest banking group in France and one of the largest banking groups in Europe. The Natixis group has a diversified range of activities, including corporate and investment banking, asset management, services, receivables management, private equity and private banking, and retail banking (through its 20% ownership interests in the Banques Populaires and Caisses d'Epargne retail banking networks, as well as the distribution of retail products and services conceived primarily for the retail networks and their customers). As of December 31, 2006, the Natixis group had total assets of €458.6 billion and group share shareholders' equity of €17.5 billion.

Natixis' shares are listed on Eurolist by Euronext Paris (Compartiment A), France's principal securities exchange. As of May 31, 2007, the total market capitalization of Natixis was €23.8 billion.

The Natixis group has substantial contacts with the United States. In 2006, approximately €1.8 billion of the group's net banking income (25.2% of the group's total) was generated in the United States. Natixis operates a New York branch pursuant to a license issued by the Banking Department of the State of New York. Natixis is also a financial holding company under the Bank Holding Company Act of 1956. A number of Natixis subsidiaries, including IXIS Capital Markets N.A. and Natexis Bleichroeder Inc., are registered as broker-dealers pursuant to the Exchange Act. A number of other Natixis subsidiaries, including Loomis Sayles and Harris Associates, are registered as investment advisors under the Investment Advisers Act of 1940.

Further information about the Natixis group is available at www.Natixis.fr.

3. BFBP

BFBP is the central body of the Banque Populaire group, a multi-brand universal banking group, with retail banking conducted through 20 Banques Populaires regional banks, and financial and investment services provided to corporate and institutional customers through Natixis and its affiliates. BFBP coordinates the activities of Banque Populaire group. As of December 31, 2006, the Banque Populaire group had €305 billion in total assets and shareholders' equity of €20.4 billion.

BFBP does not operate a branch in the United States, and neither BFBP nor its affiliates (other than the Natixis group) conduct material activities in the United States. BFBP is a financial holding company under the Bank Holding Company Act of 1956.

Further information about BFBP is available at www.banquepopulaire.fr.

4. CNCE

CNCE is the central body of the Caisse d'Epargne group, a large universal bank serving individual customers, businesses and the territories of the 28 Caisses d'Epargne regional banks. In addition to its interest in Natixis, CNCE holds interests in a number of specialized financial services affiliates such as Crédit Foncier de France (real estate lending), Banque Palatine (corporate development banking) and Financière Océor (banking in French overseas territories). As of December 31, 2006, the Caisse d'Epargne group had €540 billion of total assets and shareholders' equity, group share, of €20 billion.

CNCE does not operate a branch in the United States, and neither CNCE nor its affiliates (other than the Natixis group) conduct material activities in the United States. CNCE is a financial holding company under the Bank Holding Company Act of 1956.

Further information about CNCE is available at www.groupe-caisse-epargne.com.

B. Entities for which Relief is Sought

The Requesting Parties are seeking relief to permit the use of Schedule 13G by the Requesting Parties themselves, as well as by the designated subsidiaries listed in Annex A to this letter (the "Regulated Subsidiaries"), which are engaged in asset management, insurance or commercial banking, and are subject to regulation in France under regulatory schemes analogous to those applicable to investment advisors, insurance companies or banks in the United States.

The Regulated Subsidiaries are identified in the table attached to this letter as Annex A, along with the basis for their qualification for this relief. The Requesting Parties own, directly or indirectly, at least 99% of the share capital of all of the Regulated Subsidiaries. In cases where a Regulated Subsidiary makes a filing on Schedule 13G, Natixis, BFBP and/or CNCE (as applicable) would make joint filings as the parent, to the extent required under the Exchange Act.

C. Regulation of the Requesting Parties and the Regulated Subsidiaries

1. Commercial Banks

Natixis, BFBP and CNCE are subject to comprehensive regulation as commercial banks in France. The same regulatory structure is also applicable to the other Regulated Subsidiaries for which the category "bank" is indicated as the basis for qualification on Annex A.

French regulations permit only licensed credit institutions to engage in banking activities on a regular basis. Correlatively, institutions licensed as banks may not, on a regular basis, engage in activities other than banking, bank-related activities and a limited number of non-banking activities determined pursuant to the regulations issued by the French Minister of the Economy.

The French Banking Commission (*Commission bancaire*), which is chaired by the Governor of the *Banque de France*, is responsible for the supervision of credit institutions and investment firms (including the Requesting Parties), the enforcement of laws and regulations applicable to banks and other credit institutions and investment firms. Banks are required to submit periodic (either monthly, quarterly, half-yearly or annually) accounting reports to the *Commission bancaire* concerning the principal areas of their activity. The *Commission bancaire* may also request additional information that it deems necessary and may carry out on-site inspections. These reports and controls allow a close monitoring of the condition of each bank and also facilitate computation of the total deposits of all banks and their use.

The Requesting Parties must comply with minimum capital ratio requirements derived from the Basel accords (which also serve as the basis for the capital ratio requirements applicable to banks in the United States). In addition, regulations applicable to deposit banks concern risk diversification and liquidity, monetary policy, restrictions on equity investments and reporting requirements. For example, the Requesting Parties must satisfy, on a consolidated basis, restrictions relating to concentration of risks (*ratio de contrôle des grands risques*). French banks are also required to maintain on deposit with the European Central Bank a certain percentage of various categories of demand and short-term deposits. The commercial banking operations of the Requesting Parties in France are also significantly affected by monetary policies established from time to time by the European Central Bank in co-ordination with the *Banque de France*.

All French credit institutions are required by law to be a member of the deposit guarantee fund (*Fonds de Garantie*). Domestic customer deposits denominated in euro and currencies of the European Economic Area are covered up to a specified amount per customer and per credit institution. French credit institutions are required to establish appropriate internal control systems, including with respect to risk management and the creation of appropriate audit trails, and submit an annual report for review by the institution's board of directors and the *Commission bancaire* regarding the institution's internal procedures and the measurement and monitoring of the institution's exposure.

We believe that the regulatory scheme to which the Requesting Parties are subject in France embodies a significant number of features that are central to the U.S. bank regulatory scheme. Accordingly, it is our view that the French bank regulatory scheme is substantially comparable to the U.S. regulatory scheme applicable to banks in all respects material to the issues addressed in this no-action request.

The Requesting Parties are also subject to regulation in the United States at the federal and state levels. Natixis, BFBP and CNCE are each financial holding companies subject to regulation by the Federal Reserve Board of the United States pursuant to the Bank Holding Company Exchange Act of 1956. Its New York branch is examined by the New York State Banking Department and is subject to banking laws and regulations applicable to foreign banks that operate a New York branch.

2. Other Regulated Subsidiaries

As noted above, the Requesting Parties are also seeking relief for Regulated Subsidiaries organized under the laws of France, with activities analogous to investment advisors and insurance companies. The regulatory regime applicable to such entities is described below.

As an initial matter, as subsidiaries of Natixis, all of the Regulated Subsidiaries are part of the consolidated group that is subject to commercial bank regulation in France with respect to capital adequacy, risk management, liquidity and the like. The French capital adequacy regulations require the Requesting Parties to maintain regulatory capital to cover market risk, including risks relating to interest rates, currencies and share prices, relating to the consolidated group as a whole, including the Regulated Subsidiaries. The *Commission bancaire* has the power to inspect the activities of the Regulated Subsidiaries. In addition, the Regulated Subsidiaries are subject to specific regulatory regimes that can be summarized as follows:

- Investment Advisors. Entities conducting activities analogous to those of United States investment advisors are among the category of regulated entities referred to as "investment services providers" in France (in other words, entities engaged in the underwriting and placement of financial instruments, the provision of asset management services, and/or brokerage and dealing activities). They are regulated pursuant to the French Monetary and Financial Code, under provisions that are derived from European Union ("EU") directives (those directives are also applicable to the United Kingdom regulatory regime).

  An entity seeking to be an investment services provider in France must first obtain a license from the *Comité des établissements de crédit et des entreprises d'investissement,* which in turn may only grant the license with the approval of the *Autorité des marchés financiers*. Investment services providers must comply with risk management rules, including capital adequacy requirements and risk diversification ratios, and implement internal control rules. The *Autorité des marchés financiers* also promulgates regulations applicable to investment services providers in areas such as insider trading and market manipulation, and has the power to investigate the activities of investment services providers. Other regulations applicable to investment services providers require periodic reporting, such as the reporting of trading of financial instruments to the *Autorité des marchés financiers*, as well as the publication of financial statements in accordance with accounting requirements that are specific to the relevant types of entities.

- Insurance Companies. French insurance companies are subject to a regulatory regime designed to protect the interests of policyholders, based on EU directives. Insurance activities are regulated by the *Commission de Contrôle des Assurances* (CCA), which monitors compliance with applicable regulations including regulations governing licensing of insurance companies, solvency, actuarial reserves and investment of assets. An EU directive dated October 27, 1998 requires insurance groups to calculate a consolidated solvency margin for periods ending after December 31, 2001. This directive was transposed in French law under an ordinance dated August 29, 2001, decreed on March 14, 2002, and has been applicable since 2002. Under this directive, as adopted in French law, insurance companies must establish appropriate internal controls to ensure solvency sufficient to cover all of the group's insurance liabilities, inform the CCA annually of certain intra-group transactions, and calculate on a consolidated basis the capital needed to meet the respective solvency requirements of the group's insurance subsidiaries. In addition to other applicable regulatory requirements, in France, property and casualty insurers are required to maintain equalization reserves to protect against the impact of large claims and catastrophes, based on pre-established formulas applicable to certain lines of business.

As is the case with the French bank regulatory system, it is our view that the regulatory scheme to which the Regulated Subsidiaries are subject in France embodies a significant number of features that are central to the U.S. regulatory schemes governing investment advisors and insurance companies. Accordingly, it is our view that the French regulatory scheme applicable to these entities is substantially comparable to the analogous U.S. regulatory schemes in all respects material to the issues addressed in this no-action request.

D. Request for No-Action Relief

The Requesting Parties and the Regulated Subsidiaries are engaged in businesses similar to those engaged in by one or more of the qualified institutional investors under Rule 13(d)-1(b)(1)(ii) under the Exchange Act ("Qualified Institutional Investors"). The Requesting Parties and the Regulated Subsidiaries in the ordinary course of their businesses may purchase, acquire or hold securities for their own account or for the account of clients. Pursuant to Section 13(d) of the Exchange Act, the Requesting Parties or a Regulated Subsidiary may be deemed the beneficial owner of equity securities subject to the reporting requirements of Section 13(d). If a Requesting Party or a Regulated Subsidiary is deemed the beneficial owner of more than five percent of a class of equity securities, the Requesting Party or the Regulated Subsidiary (together with any subsidiary that is the beneficial owner of more than five percent of such class and is not a Qualified Institutional Investor) must either (i) file a Schedule 13D pursuant to Rule 13d-1(a) or (ii) file a Schedule 13G pursuant to Rule 13d-1(c).

Compliance with the disclosure and time of disclosure requirements under Rule 13d-1(a) or Rule 13d-1(e) often proves burdensome to large institutional investors and their related companies. Rule 13d-1(b) lessens the beneficial ownership reporting burdens by allowing Qualified Institutional Investors and their parent holding companies to file reports of beneficial ownership on Schedule 13G. In 1998, the Commission expanded the availability of Schedule 13G to passive investors and enlarged the category of Qualified Institutional Investors, but it noted that non-domestic institutional investors are not expressly eligible under the provisions of Rule 13d-1(b)(1)(ii) to file on Schedule 13G. See Securities Exchange Act Release No. 39538 (January 12, 1998). The Commission further stated in its release that "[a]ny foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor . . . may continue to seek no-action relief from the staff under current practices."

The Requesting Parties are seeking such no-action relief for themselves and the Regulated Subsidiaries. We note that the Commission has, in similar circumstances, permitted foreign institutions to report portfolio investments on Schedule 13G in circumstances in which reporting on Schedule 13D would otherwise be required. See, e.g., Credit Agricole S.A. (publicly available April 4, 2005); Banca del Gottardo and Certain Wholly Owned Subsidiaries (publicly available December 13, 2002); Centre Solutions Limited (publicly available July 25, 2002); Deutsche Bank AG (publicly available April 13, 1994, April 9, 1996 and February 14, 2002); Royal Bank of Canada (publicly available March 10, 1990 and March 18, 1998); Swiss Bank Corporation (publicly available January 17, 1997); Morgan Stanley Group, Inc. (publicly available December 29, 1995); Union Bank of Switzerland (publicly available November 23, 1992); AXA Group (publicly available July 31, 1992); CS Holding Group (publicly available January 16, 1992); and Mutual Life Assurance Company (publicly available August 15, 1986).

Because the Requesting Parties and certain of the Regulated Subsidiaries are subject to the regulation of the Federal Reserve Board, the Commission should, as a practical matter, have the ability to ensure compliance by the Requesting Parties and the Regulated Subsidiaries with Section 13(d) of the Exchange Act. To alleviate any concern that the Commission may have with respect to the accessibility of information, the Requesting Parties and the Regulated Subsidiaries have each authorized us to confirm to you their agreement to make available to the Commission, at the request of the Commission, the information that would otherwise be required to be furnished in response to the disclosure requirements of Schedule 13D and any supporting material or documents necessary to verify the accuracy of such information.

* * * * *

Based upon the facts set forth above, we hereby respectfully request, on behalf of the Requesting Parties and the Regulated Subsidiaries, that the Commission confirm that it would not recommend enforcement action to the Commission if the Requesting Parties and the Regulated Subsidiaries were to utilize Schedule 13G in lieu of Schedule 13D in the circumstances indicated above.

To the extent that any Regulated Subsidiary is held by an intermediate holding company, the Requesting Parties recognize that relief for the Regulated Subsidiary may be conditioned on the intermediate holding company beneficially owning (other than through the Regulated Subsidiary) 1% or less of the equity securities of the relevant issuer.

The Requesting Parties have confirmed to us that they currently do not hold equity securities of a reporting issuer in amounts that would require any of them or any Regulated Subsidiaries to file a Schedule 13G or a Schedule 13D.

We request the opportunity to speak with the staff in the event the staff proposes to withhold the no-action relief requested herein. If you have any questions or need any additional information concerning the foregoing, please do not hesitate to contact the undersigned at 33-1-40-74-68-60.

Very truly yours,



Andrew A. Bernstein

cc: Louise Laïdi, Annabel Fournier and Jean-Pierre Flutre, CNCE.
Emmanuel Martin, BFBP
Christian de Fouchier and Francis Furlanetto, Natixis.

Annex A

Regulated Subsidiaries

Natixis

Name of Subsidiary	Country	Basis for Qualification
IXIS Corporate and Investment Bank ("IXIS CIB")	France	Bank (Rule 13d-1(b)(1)(ii)(B))
Compagnie 1818	France	Bank (Rule 13d-1(b)(1)(ii)(B))
Natixis Asset Management	France	Investment Adviser (Rule 13d-1(b)(1)(ii)(E))
Coface	France	Insurance company (Rule 13d-1(b)(1)(ii)(C))
Natexis Assurances	France	Insurance company (Rule 13d-1(b)(1)(ii)(C))

BFBP

None, except indirectly through Natixis

CNCE

Crédit Foncier de France	France	Bank (Rule 13d-1(b)(1)(ii)(B))
Banque Palatine	France	Bank (Rule 13d-1(b)(1)(ii)(B))
Financière Océor	France	Bank (Rule 13d-1(b)(1)(ii)(B))

END